File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2004

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

✓  Form 20-F                                        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                 ✓  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

LOGITECH INTERNATIONAL S.A.

Form 6-K

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	June 30, 2004	March 31, 2004
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$273,976	$294,753
Accounts receivable	150,926	206,187
Inventories	179,884	135,561
Other current assets	49,360	45,304

Total current assets	654,146	681,805
Investments	16,644	16,172
Property, plant and equipment	42,068	37,308
Goodwill	131,778	108,615
Other intangible assets	20,744	12,543
Other assets	3,868	9,473

Total assets	$869,248	$865,916

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$9,898	$14,129
Accounts payable	156,622	143,016
Accrued liabilities	118,910	113,752

Total current liabilities	285,430	270,897
Long-term debt	140,037	137,008
Other liabilities	910	931

Total liabilities	426,377	408,836

Commitments and contingencies

Shareholders’ equity:
Registered shares, par value CHF 1 - 57,901,655 authorized, 17,890,465 conditionally authorized, 47,901,655 issued and outstanding at June 30, 2004 and March 31, 2004	33,370	33,370
Additional paid-in capital	130,153	132,797
Less registered shares in treasury, at cost, 3,421,247 at June 30, 2004 and 2,902,128 at March 31, 2004	(128,904)	(102,397)
Retained earnings	454,242	435,387
Accumulated other comprehensive loss	(45,990)	(42,077)

Total shareholders’ equity	442,871	457,080

Total liabilities and shareholders’ equity	$869,248	$865,916

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Three months ended June 30,
	2004	2003
	(Unaudited)
Net sales	$266,594	$218,192
Cost of goods sold	175,728	157,554

Gross profit	90,866	60,638
Operating expenses:
Marketing and selling	39,569	28,032
Research and development	16,679	14,595
General and administrative	13,042	10,158

Total operating expenses	69,290	52,785
Operating income	21,576	7,853
Interest expense, net	(290)	(249)
Other income (expense), net	896	(483)

Income before income taxes	22,182	7,121
Provision for income taxes	3,327	1,424

Net income	$18,855	$5,697

Net income per share and ADS:
Basic	$.42	$.12
Diluted	$.39	$.12
Shares used to compute net income per share and ADS:
Basic	44,828	45,743
Diluted	50,295	48,056

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three months ended June 30,
	2004	2003
	(Unaudited)
Cash flows from operating activities:
Net income	$18,855	$5,697
Non-cash items included in net income:
Depreciation	5,916	5,861
Amortization of other intangible assets	1,396	1,377
Write-off of investments	—	500
Deferred income taxes and other	977	408
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	56,292	24,974
Inventories	(44,020)	237
Other assets	1,868	(7,074)
Accounts payable	12,646	(13,406)
Accrued liabilities	570	(8,169)

Net cash provided by operating activities	54,500	10,405

Cash flows from investing activities:
Purchases of property, plant and equipment	(10,591)	(6,773)
Acquisitions and investments, net of cash acquired	(29,788)	(262)

Net cash used in investing activities	(40,379)	(7,035)

Cash flows from financing activities:
Repayments of short-term debt	(4,073)	—
Repayments of long-term debt	(148)	(341)
Purchases of treasury shares	(34,155)	(485)
Proceeds from sale of shares upon exercise of options and rights	5,001	8,924

Net cash provided by (used in) financing activities	(33,375)	8,098

Effect of exchange rate changes on cash and cash equivalents	(1,523)	(250)

Net increase (decrease) in cash and cash equivalents	(20,777)	11,218
Cash and cash equivalents at beginning of period	294,753	218,734

Cash and cash equivalents at end of period	$273,976	$229,952

Supplemental cash flow information:
Interest paid	$1,449	$1,365
Income taxes paid	$1,217	$1,366

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 1 — The Company:

Logitech International S.A. designs, manufactures and markets personal interface products that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company’s products include corded and cordless mice, trackballs, and keyboards; joysticks, gamepads and racing systems; Internet video cameras; PC speakers, headsets and microphones; 3D controllers; and with its recent acquisition of Intrigue Technologies, advanced remote controls. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of retail distributors and resellers.

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depositary Shares (“ADSs”) and listed the ADSs on the Nasdaq National Market. The Company’s corporate headquarters are in Fremont, California through its U.S. subsidiary, with regional headquarters in Romanel, Switzerland, Hsinchu, Taiwan, and Hong Kong, China through local subsidiaries. The Company has its principal manufacturing operations in China, and distribution facilities in the U.S., Europe and Asia.

Note 2 — Basis of Presentation:

The accompanying consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and therefore do not include all the information required for non-condensed financial statements. These financial statements should be read in conjunction with the Company’s 2004 Annual Report on Form 20-F. In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows of the Company. Operating results for the three month period ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending March 31, 2005.

The Company’s fiscal year ends on March 31 of each year. Interim quarters are thirteen-week periods, each ending on a Friday, except for the fourth quarter. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

Note 3 — Net Income per Share and ADS:

Basic net income per share is computed by dividing net income by the weighted average outstanding registered shares. Diluted net income per share is computed using the weighted average outstanding registered shares and dilutive registered share equivalents. The registered share equivalents are registered shares issuable upon the exercise of stock options computed using the treasury stock method, and upon the conversion of convertible debt computed using the if-converted method. For the three months ended June 30, 2004, the conversion of convertible debt was included in the registered share equivalents due to its dilutive effect. For the quarter ended June 30, 2003, the conversion of convertible debt was excluded from the registered share equivalents as the inclusion would have been antidilutive.

The computations of basic and diluted net income per share amounts for the Company were as follows (in thousands except per share amounts):

	Three months ended June 30,
	2004	2003
Net income — basic	$18,855	$5,697
Convertible debt interest expense, net of income taxes	721	—

Net income — diluted	$19,576	$5,697

Weighted average shares - basic	44,828	45,743
Effect of dilutive stock options	2,743	2,313
Effect of dilutive convertible debt	2,724	—

Weighted average shares - diluted	50,295	48,056

Net income per share and ADS — basic	$.42	$.12

Net income per share and ADS — diluted	$.39	$.12

Potentially dilutive ordinary share equivalents from outstanding stock options to purchase 377,055 and 1,708,521 shares during the three months ended June 30, 2004 and 2003 were excluded from the computation of diluted net income per share because the exercise price of these options was greater than the average market price of the Company’s registered shares during these periods.

Note 4 — Acquisition of Intrigue:

In May 2004, the Company acquired Intrigue Technologies, a privately held provider of advanced remote controls, based in Mississauga, Canada. The acquisition is part of the Company’s strategy to pursue new opportunities in the living room environment, positioning Logitech at the convergence of consumer electronics and personal computing in the digital living room.

Under the terms of the purchase agreement, the Company acquired all the outstanding shares of Intrigue Technologies for $29 million in cash. An additional $1.6 million was incurred for transaction costs. The agreement provides for possible performance-based payments to the former shareholders of Intrigue tied to the achievement of remote control revenue targets. The aggregate amount of performance payments, if any, will not be known until the end of the revenue measurement period, which may be as late as fiscal year 2008, and will be recorded as a purchase price adjustment.

The acquisition has been accounted for using the purchase method of accounting. Therefore, the assets acquired and liabilities assumed were recorded at their estimated fair values as determined by Company management based on information currently available. The Company obtained an independent appraisal to assist management in its determination of the fair values of the acquired identifiable intangible assets. The results of operations of the acquired company were included in Logitech’s consolidated statement of operations from the acquisition date forward. Pro forma results of operations are not presented, as the effect of the acquisition is not material to the Company’s consolidated financial statements.

The total purchase price was allocated to the fair values of assets acquired and liabilities assumed as follows (in thousands):

Net tangible liabilities assumed	$(663)
Intangible assets acquired:
Database	5,700
Technology	2,400
Trademark/tradename	900
Customer contracts	600
Goodwill	23,163
Transaction costs	(1,550)

Total consideration	$30,550

The net tangible liabilities assumed reflect their estimated fair values at the date of acquisition. The acquired database consists of various proprietary databases developed by Intrigue, including its device and infrared database, which support infrared-controlled devices made by manufacturers. The acquired technology relates to developed software used in Intrigue’s line of advanced remote controls. Trademark/tradename relates to the Harmony brand name which the remote controls are sold under and which Logitech will continue to use in its product portfolio. Customer contracts relate to certain existing relationships with distributors through established contracts.

The acquired intangible assets will be amortized on a straight-line basis over their estimated useful lives. The database will be amortized over an estimated useful life of ten years and all other acquired intangible assets will be amortized over estimated useful lives of five years. Goodwill associated with the acquisition is not subject to amortization and is not expected to be deductible for tax purposes.

Note 5 — Equity Investments:

In July 2003, the Company made a $15 million cash investment in the Anoto Group AB (“Anoto”) which represents approximately 10% of Anoto’s outstanding shares and is accounted for under the cost method. In connection with the investment, a Logitech executive was elected to the Anoto board of directors. Anoto is a publicly traded Swedish high technology company from which Logitech licenses its digital pen technology. The license agreement requires Logitech to pay a license fee for the rights to use the Anoto technology and a license fee on the sales value of digital pen solutions sold by Logitech. Also, the agreement includes non-recurring engineering (“NRE”) service fees primarily for specific development and maintenance of Anoto’s licensed technology. Royalty and NRE expenses recognized pursuant to the agreement amounted to $.3 million and $.2 million during the three months ended June 30, 2004 and 2003.

In prior years and most recently in May 2004, the Company made cash investments in A4Vision, Inc. totaling $1.2 million, which represents approximately 6% of A4Vision’s outstanding shares. The Company accounts for the investment under the cost method. In connection with the investment, a Logitech executive was appointed to the A4Vision board of directors. A4Vision is a privately held company from which Logitech licenses face tracking software. The license agreement requires Logitech to pay a license fee based on the number of its products sold with A4Vision’s licensed software. Royalty expense recognized pursuant to the agreement was not material during the three months ended June 30, 2004 and 2003.

The Company uses the cost method of accounting for all other investments, all of which represent less than 20% ownership interests.

Note 6 — Balance Sheet Components:

The following provides a breakout of certain balance sheet components (in thousands):

	June 30, 2004	March 31, 2004
Accounts receivable:
Accounts receivable	$189,660	$249,175
Allowance for doubtful accounts	(6,081)	(6,068)
Allowance for customer programs and returns	(32,653)	(36,920)

	$150,926	$206,187

Inventories:
Raw materials	43,122	32,592
Work-in-process	531	554
Finished goods	136,231	102,415

	$179,884	$135,561

Other current assets:
Tax and VAT refund receivables	$14,258	$17,520
Deferred taxes	17,396	17,390
Prepaid expenses and other	17,706	10,394

	$49,360	$45,304

Property, plant and equipment:
Land	$1,913	$1,929
Plant and buildings	20,737	20,640
Equipment	74,308	72,431
Computer equipment and software	64,302	59,111

	161,260	154,111
Less: accumulated depreciation	(119,192)	(116,803)

	$42,068	$37,308

Other assets:
Debt issuance costs	$1,076	$1,216
Deferred taxes	55	46
VAT refund receivable	—	4,900
Deposits and other	2,737	3,311

	$3,868	$9,473

Note 7 — Goodwill and Other Intangible Assets:

The Company’s acquired other intangible assets subject to amortization were as follows (in thousands):

	June 30, 2004			March 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark/tradename	$16,891	$(9,734)	$7,157	$15,985	$(9,208)	$6,777
Existing and core technology	25,423	(12,426)	12,997	17,323	(11,557)	5,766
Customer contracts	600	(10)	590	—	—	—

	$42,914	$(22,170)	$20,744	$33,308	$(20,765)	$12,543

Additions to intangible assets during the three months ended June 30, 2004, primarily related to intangible assets assumed from the Company’s acquisition of Intrigue Technologies in May 2004.

For the three months ended June 30, 2004 and 2003 amortization expense for other intangible assets was $1.4 million during each period. The Company expects that amortization expense for the nine-month period ending March 31, 2005, will be $4.9 million, and annual amortization expense for fiscal years ending 2006, 2007, 2008 and 2009 will be $4.8 million, $3.9 million, $2.5 million and $1.6 million, and $3.0 million in total thereafter.

The following table summarizes the activity in the Company’s goodwill account during the three months ended June 30, 2004 (in thousands):

Balance as of April 1, 2004	$108,615
Additions	23,163

Balance as of June 30, 2004	$131,778

Additions to goodwill are a result of the Company’s acquisition of Intrigue Technologies. The Company intends to fully integrate Intrigue’s remote control business into its existing operations, and discrete financial information for Intrigue will not be maintained. Accordingly, the acquired goodwill will be evaluated for impairment at the total enterprise level. The Company performs its annual goodwill impairment test during its fiscal fourth quarter.

Note 8 — Long-Term Convertible Debt:

On June 8, 2001, Logitech sold CHF 170,000,000 ($95,625,000 based on exchange rates at date of issuance) aggregate principal amount of its 1% convertible bonds, which mature in June 2006. The Company registered the convertible bonds for resale with the Swiss Exchange. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%.

The convertible bonds are convertible at any time into Logitech registered shares at the conversion price of CHF 62.4 ($49.8 based on exchange rates at June 30, 2004) per share. The Company may redeem the bonds on notice if the closing price of its registered shares is at least 150% of the conversion price on 20 consecutive trading days or if 95% of the bonds have been converted. The Company accounts for the redemption premium over the term of the loan by recording interest expense and increasing the carrying value of the loan. As of June 30, 2004, the carrying amount of the convertible bonds was CHF 175,204,000 ($139,951,000) and the fair value based upon quoted market value was CHF 195,500,000 ($156,164,000).

Note 9 — Comprehensive Income:

Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income is comprised of foreign currency translation adjustments from those entities not using the U.S. dollar as their functional currency, unrealized gains and losses on marketable equity securities and net deferred gains and losses on hedging activity. Accumulated other comprehensive income is presented as a component of shareholders’ equity. For the three months ended June 30, 2004 and 2003, comprehensive income was $14.9 million and $8.9 million.

Note 10 — Shareholders’ Equity:

Share Repurchases

Pursuant to a buyback program announced in April 2004 authorizing the repurchase of up to CHF 250 million (approximately $200 million based on exchange rates at the date of announcement), the Company repurchased 746,500 shares for approximately $34.2 million in open market transactions during the three months ended June 30, 2004. The program expires at the date of the Company’s 2006 Annual General Meeting at the latest.

To provide the Company with greater flexibility in managing share buyback programs under Swiss law, at its Annual General Meeting in June 2004, shareholders approved a proposal authorizing the Company to repurchase more than 10% of its own shares, with the expectation that the repurchased shares that exceed the 10% ownership threshold will be cancelled, with shareholder approval, or used for other purposes.

Stock-Based Compensation

The Company has adopted the pro forma disclosure-only requirements of Statement of Financial Accounting Standards (“SFAS”) 123, “Accounting for Stock-Based Compensation” and SFAS 148, “Accounting for Stock Based Compensation, Transition and Disclosure,” which require companies to measure employee stock compensation based on the fair value method of accounting. The Company follows the accounting provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” which measures compensation expense for employee stock-based compensation plans using the intrinsic value method. Accordingly, the Company recognizes compensation expense only when it grants options with a discounted exercise price.

If compensation expense under the Company’s stock plans had been accounted for pursuant to SFAS 123, the Company’s net income and net income per share and ADS would have been as follows (in thousands except per share amounts):

	Three months ended June 30,
	2004	2003
Net income:
As reported	$18,855	$5,697
Deduct: Total stock-based compensation expense determined under the fair value based method, net of tax (1)	(4,047)	(5,251)

Pro forma net income	$14,808	$446

Basic net income per share and ADS:
As reported	$.42	$.12
Pro forma	$.33	$.01
Diluted net income per share and ADS:
As reported	$.39	$.12
Pro forma	$.31	$.01

(1)	As a result of the Company releasing a valuation allowance on specific deferred tax assets in November 2003, pro forma stock-based compensation expense for the three months ended June 30, 2004 is reported net of a $1.3 million tax benefit on expenses attributable to stock option grants to U.S. employees. The three months ended June 30, 2003 did not reflect a tax benefit because the related deferred tax asset was reserved in the valuation allowance for that period.

The fair value of the employee stock options granted and shares purchased under the Company’s purchase plans was estimated using the Black-Scholes valuation model applying the following assumptions and values:

	Three months ended June 30,
	Purchase Plans		Stock Option Plans
	2004	2003	2004	2003
Dividend yield	0	0	0	0
Expected life	6 months	6 months	3.5 years	3.4 years
Expected volatility	48%	58%	59%	64%
Risk-free interest rate	1.03%	1.75%	3.19%	1.75%
Weighted average fair value per grant	$12.49	$11.30	$20.66	$15.41

Note 11 — Derivative Financial Instruments – Foreign Exchange Hedging:

The Company enters into forward foreign exchange contracts (accounted for as cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge is ineffective, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not record any gains or losses due to hedge ineffectiveness during the three months ended June 30, 2004 and 2003. The notional amount of foreign exchange contracts outstanding at June 30, 2004 and 2003 were $9.4 million and $16.0 million. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized gains totaled $.2 million at June 30, 2004 and is expected to be reclassified to cost of goods sold when the related inventory is sold. Realized net losses reclassified to cost of goods sold during the three months ended June 30, 2004 and 2003 was $.1 million and $.7 million.

The Company also enters into forward exchange contracts to hedge against foreign currency exposures inherent in forecasted sales denominated in non-functional currencies, also designated as cash flow hedges. The foreign exchange contracts are entered into on a monthly basis and generally mature between one to two months, corresponding with the expected payment terms on the Company’s sales. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged receivable is settled, at which time the gains or losses are reclassified to other income (expense). The notional amount of foreign exchange contracts outstanding at June 30, 2004 was $2.6 million and none at June 30, 2003. Deferred gains on the contracts recorded in accumulated other comprehensive loss were immaterial as of June 30, 2004.

Note 12 — Commitments and Contingencies:

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees have a term of one year and are automatically extended for one or more additional years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to Logitech’s guarantees similarly vary. At June 30, 2004, the amount of these outstanding guaranteed purchase obligations was approximately $2.6 million. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at June 30, 2004. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

In December 1996, the Company was advised of the intention to begin implementing a value-added tax (“VAT”) on goods manufactured in certain parts of China since July 1995, including where the Company’s operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company is involved in a number of lawsuits relating to patent infringement and intellectual property rights. The Company believes the lawsuits are without merit and intends to defend against them vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company’s business, financial condition and result of operations.

LOGITECH INTERNATIONAL S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This quarterly report on Form 6-K contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth below in “Risk Factors,” and in “Quantitative and Qualitative Disclosure About Market Risk.”

Overview

Logitech is a leading global technology company and earns revenues and profits from the sale of personal interface products that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company offers a broad range of products including cordless and corded input and pointing devices such as mice, trackballs, and keyboards; interactive gaming devices for entertainment such as joysticks, gamepads, and racing systems; web cameras; speakers, headsets and microphones; 3D controllers and with its recent acquisition of Intrigue Technologies, advanced remote controls. The Company sells its products through two primary channels, original equipment manufacturers (“OEMs”) and a network of retail distributors and resellers (“retail”).

For the first quarter of fiscal year 2005, the Company reported record first quarter sales and profitability, with 22% growth in revenues and 231% growth in net income over the year ago quarter. During the same period last year, revenue grew 12% compared to the previous year, while gross profit declined 9% to $60.6 million and net income declined 47% to $5.7 million. In response to competitive pressures and weak demand in several key product categories, the Company implemented price reductions resulting in lower margins during the year ago quarter. Further contributing to the decline in margins during that period was a higher concentration of lower margin OEM business.

The Company addressed these issues in the beginning of the second quarter of fiscal year 2004, focusing on lower cost new products, cost reductions of existing products and effective distribution and logistics management. Along with a new marketing and advertising campaign that sought to increase brand awareness and promote the cordless connectivity of its products, the Company reported growth in revenues and profitability in fiscal year 2004. Entering into fiscal year 2005, the Company’s business continued to show healthy growth. The Company’s retail revenues grew 32% in the first quarter of fiscal year 2005 compared to the same period last year driven by robust growth in its core product categories, including cordless mice, webcams and gaming peripherals. OEM business was hurt by a steep decline in sales of peripherals for gaming consoles, as sales fell 11% compared to the prior year quarter. Cash generated from operations during the quarter totaled $54.5 million, a significant improvement over the year ago quarter of $10.4 million.

Following the acquisition in May 2004 of Intrigue Technologies, the Company has largely integrated the Harmony remote control business into its operations. Leveraging its knowledge and experience in control devices for the PC and game consoles with Intrigue’s expertise and know-how in advanced remote control technology, Logitech believes it is well positioned to capitalize on opportunities in the digital living room market.

For the remainder of fiscal year 2005, the Company will continue to focus on expanding beyond the PC platform, pursue new areas of growth and build on its current strengths. With continued strong growth in demand for cordless mice and desktops in the first quarter, Logitech foresees cordless becoming a standard for consumers. The Company is committed to investments in the technology, products and marketing to capitalize on and accelerate the cordless opportunity. Logitech also intends to accelerate the adoption of cordless gaming, committing investments to make cordless gaming solutions more functional and affordable. Video is another area where the Company sees significant growth opportunities, enabled by the growth in instant messaging and in broadband connectivity. Foreseeing webcams as eventually becoming a part of mainstream personal computing, Logitech is committed to investments in this market. The Company will continue to focus on supply chain management in order to increase efficiency and effectively manage component supply and further customer satisfaction. To ensure it has the manufacturing capacity and resources to meet its growth objectives, the Company is investing in a new expanded manufacturing facility in China which is targeted for completion in the summer of 2005.

Results of Operations

Three Months Ended June 30, 2004 Compared to Three Months Ended June 30, 2003

Net Sales

Net sales by channel and product family for the three months ended June 30, 2004 and 2003 were as follows (in thousands):

	Three months ended June 30,		Change
	2004	2003
Net sales by channel:
Retail	$223,471	$169,825	32%
OEM	43,123	48,367	(11)%

Total net sales	$266,594	$218,192	22%

Net sales by product family:
Retail - Cordless	$76,680	$55,357	39%
Retail - Corded	57,569	59,444	(3)%
Retail - Video	45,895	21,815	110%
Retail - Audio	21,499	19,507	10%
Retail - Gaming	16,249	8,175	99%
Retail - Other	5,579	5,527	1%
OEM	43,123	48,367	(11)%

Total net sales	$266,594	$218,192	22%

The Company sells its products through two primary channels, original equipment manufacturers (“OEMs”) and a network of retail distributors and resellers (“retail”). The Company’s core retail product categories are cordless, corded, video, audio, gaming and others. The cordless and corded product families include the Company’s mice, trackballs, keyboards and desktops. Video is comprised of PC webcams and dualcams; audio includes PC speakers and headset products; gaming includes console and PC peripherals; and other is primarily comprised of the Company’s digital pen, advanced remote control and 3D input device offerings.

The growth in net sales during the first quarter of fiscal year 2005 was driven by strong growth in the Company’s retail business, offset by lower OEM revenues. Retail growth was driven primarily by robust sales of cordless mice, web cameras and gaming peripherals, while weak OEM sales were largely a result of a steep decline in sales to Sony of the EyeToyTM camera and USB headsets for the Playstation®2. Approximately 51% of the Company’s sales were denominated in currencies other than the U.S. dollar in the June 2004 quarter. While the Euro was stronger compared to the same period last year, the benefit from the strengthening Euro in the current period was not as significant compared to prior periods. Further, this benefit does not take into account the impact that currency fluctuations have on its pricing strategy which results in the Company lowering or raising selling prices in one currency to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Robust demand for cordless products in the retail sector contributed to higher sales. Sales of cordless mice increased 121% over the prior year quarter, while cordless desktops grew 17%. Unit shipments of cordless mice and cordless desktops grew 126% and 48% over the year ago quarter. The Company’s value segment cordless mice and desktop offerings introduced late in fiscal year 2004 contributed to the growth in the cordless category. Also, sales of cordless optical mice for notebooks performed well during the quarter and largely contributed to the growth in the cordless mice segment. Cordless desktop sales also benefited from sales of Bluetooth® cordless desktops that were introduced in the second half of fiscal year 2004. During the quarter, the Company reached a new milestone, shipping more than 50 million cordless peripherals worldwide since it first introduced the radio-frequency cordless mouse in 1991.

The migration by consumers towards cordless peripherals impacted the Company’s corded product family. The largest component in this category, corded mice, declined 3% and unit shipments dropped 12% compared to a year ago. Also impacted were sales of the Company’s corded keyboards, declining 15%, while unit shipments decreased 19%. Offsetting the decreases was higher sales of corded desktops. The Company expects consumer adoption of cordless peripherals will continue to impact its corded category in future quarters.

Retail video sales grew 110% and unit shipments increased 119% compared to the year ago quarter due to the increased popularity of PC webcams spawned by the growth of instant messaging and broadband connectivity. During the quarter, the Company announced that users of MSN had logged more than one billion video instant messaging sessions using Webcam for MSN Messenger, a feature that Logitech has provided since March 2003.

Retail audio sales grew by 10% and unit shipments declined 8%. While PC speaker sales were relatively flat compared to the prior year, the Company benefited from increased sales of its PC headsets and mobile headsets. Despite flat growth in sales of PC speakers, unit shipments increased 7%. The increase in unit shipments is due to the impact of Logitech branded mid-range offerings introduced in the second half of fiscal year 2004.

Demand for retail gaming peripherals continued to show strength, with sales of peripherals for both the PC and consoles increasing compared to the same period last year. Console gaming peripheral sales grew 75% and unit shipments increased 106%, driven primarily by strong demand for the Company’s cordless controllers for both Playstation®2 and XboxTM, which began shipping during the first quarter of fiscal year 2005. Gaming peripherals for the PC did even better, with sales increasing 120% and unit volumes up 108%, as the Company continued to benefit from Microsoft’s decision to exit this product category. Demand for PC gaming peripherals was healthy across all PC entertainment products.

Regionally, retail sales in the Company’s North America region grew 33% compared to the year ago quarter. Sales to mass retailers in the North America region are contributing to a greater portion of retail sales compared to the prior year quarter. Strong demand for cordless, video and gaming products contributed to the increased sales, offset by reductions in sales of corded and audio products. Retail sales in Europe grew 42% over the prior year, in part, benefiting from the strengthening Euro. While the Euro was stronger compared to the same period last year, the benefit from the strengthening Euro in the current period was not as significant compared to prior periods. Further, this benefit does not take into account the impact that currency fluctuations have on the Company’s pricing strategy resulting in it lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions. While European sales growth occurred across all product categories, the most significant increases came from sale of cordless mice, PC webcams, headsets and gaming products. Retail sales in Asia Pacific were relatively flat compared to the prior year quarter increasing only 1%. Growth in cordless, video and audio products in the region were offset by lower sales of corded and gaming offerings. The Company is in the process of expanding its presence in China and intends to make substantial investments in promoting the Logitech brand in this region.

OEM business declined 11% compared to the prior year quarter and represented 16% of total sales, compared to 22% of total sales in the year ago quarter. The most significant driver of this decline was a steep drop in sales to Sony of peripherals for the Playstation®2, namely USB headsets and the EyeToyTM camera. Sales of OEM mice did especially well, with sales increasing 25% and unit shipments growing 15%. While corded products remain the most significant component of OEM sales, cordless sales are on the rise. Sales of cordless mice increased 281% and unit shipments were up 151% compared to the prior year quarter. Consistent with results in the first quarter of fiscal year 2005, the Company expects year over year OEM sales to decline, driven by the weakened OEM console peripheral business. The nature of opportunities for our OEM gaming products are difficult to predict, as they are sensitive to trends in the gaming industry, including customer preferences and the popularity and nature of games that are introduced.

Gross Profit

Gross profit for the three months ended June 30, 2004 and 2003 was as follows (in thousands):

	Three months ended June 30,		Change
	2004	2003
Net sales	$266,594	$218,192	22%
Cost of goods sold	175,728	157,554	12%

Gross profit	$90,866	$60,638	50%

Gross margin	34.1%	27.8%

Gross profit consists of net sales, less cost of goods sold which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing components from outside suppliers, distribution costs and impairment of inventories.

The increase in gross profit correlates with the increase in revenues during the first quarter of fiscal year 2005 compared to the same period last year. The increase reflects a favorable product mix, product cost reductions and to a lesser degree, a shift in the mix between retail and OEM sales. Margins in the retail business were higher across most product categories. The Company’s cordless mice, webcams and gaming peripherals all delivered significant year over year margin improvements. The Company anticipates that the expected faster growth in its retail business and decline in its OEM business will benefit margins over the course of the next few quarters.

Operating Expenses

Operating expenses for the three months ended June 30, 2004 and 2003 were as follows (in thousands):

	Three months ended June 30,		Change
	2004	2003
Marketing and selling	$39,569	$28,032	41%
% of net sales	14.8%	12.8%
Research and development	16,679	14,595	14%
% of net sales	6.3%	6.7%
General and administrative	13,042	10,158	28%
% of net sales	4.9%	4.7%

Total operating expenses	$69,290	$52,785	31%

Marketing and Selling

Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs.

Higher marketing and selling expense in absolute dollars and as a percentage of sales compared to the year ago quarter reflects increased investments in marketing and sales to stimulate sales growth and support higher retail sales levels. Correlating with the higher sales during the quarter, expenses incurred for marketing development initiatives with customers were significantly higher than the same period last year. Personnel costs were also higher due to increased headcount. Overall, the Company spent more across all areas of marketing and selling, driving improved first quarter results compared to the prior year. Also, due to the impact of exchange rates changes on translation to the Company’s U.S. dollar financial statements, the stronger Euro and Swiss franc relative to the U.S. dollar contributed to the increase compared to the year ago quarter.

Research and Development

Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

The increase in research and development expense reflects the Company’s commitment to investment in its growth strategy and product development efforts. Higher personnel costs primarily drove this increase. Specifically, investments in the Company’s control device and audio product programs increased most significantly. Also, due to the impact of exchange rates changes on translation to the Company’s U.S. dollar financial statements, the stronger Swiss franc relative to the U.S. dollar contributed increase compared to the year ago quarter.

General and Administrative

General and administrative expense consists primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions.

The increase in general and administrative expense was driven by higher personnel expenses to support the growth of Logitech’s business. Also, investments in information systems and legal costs related to patent infringement claims inherited with its recent acquisition of Intrigue contributed to the increase. Further, due to the impact of exchange rates changes on translation to the Company’s U.S. dollar financial statements, the stronger Euro and Swiss franc relative to the U.S. dollar contributed increase compared to the year ago quarter.

Interest Expense, Net

Interest income and expense for the three months ended June 30, 2004 and 2003 were as follows (in thousands):

	Three months ended June 30,		Change
	2004	2003
Interest income	$667	$624	7%
Interest expense	(957)	(873)	10%

Interest expense, net	$(290)	$(249)	16%

Interest expense, net was slightly higher compared to the prior year quarter due to interest expense resulting from capital leases assumed as part of the acquisition of Intrigue in May 2004.

Other Income (Expense), Net

Other income and expense for the three months ended June 30, 2004 and 2003 were as follows (in thousands):

	Three months ended June 30,		Change
	2004	2003
Foreign currency exchange gains, net	$768	$419	83%
Write-off of investments	—	(500)	(100)%
Other, net	128	(402)	(132)%

Other income, net	$896	$(483)	(286)%

Other income net, during the three months ended June 30, 2004 was primarily comprised of $.8 million in favorable fluctuations in exchange rates. The increase in other income compared to the year ago quarter was due to higher foreign currency exchange gains in the current period and losses incurred during the first quarter of fiscal year 2004 that included a $.5 million provision for a potentially non-recoverable insurance loss and a $.5 million write-down of an investment.

Provision for Income Taxes

The provision for income taxes and effective tax rate for the three months ended June 30, 2004 and 2003 were as follows (dollars in thousands):

	Three months ended June 30,
	2004	2003
Provision for income taxes	$3,327	$1,424
Effective income tax rate	15%	20%

The provision for income taxes consists of income and withholding taxes. The provision for income taxes for the periods ended June 30, 2004 and 2003 was $3.3 million and $1.4 million, representing a 15% and 20% effective tax rate. A reassessment of the Company’s tax position resulted in the adjusting of the effective tax rate to 15% in the fourth quarter of fiscal year 2004 from 20% in prior periods. The rate reduction was primarily due to changes in the geographic mix of its income subject to taxation.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At June 30, 2004, net working capital was $368.7 million, compared to $410.9 million at March 31, 2004. Cash and cash equivalents totaled $274.0 million, a decrease of $20.8 million from March 31, 2004. The decrease in cash as of June 30, 2004 was primarily due to cash used to repurchase shares under the Company’s share buyback program and cash paid for the acquisition of Intrigue Technologies, partially offset by cash flow generated from profitable operations.

The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. The Company’s normal short-term liquidity and long-term capital resource requirements are provided from three sources: cash flow generated from operations, cash and cash equivalents on hand and borrowings, as needed, under its credit facilities.

The Company had credit lines with several European and Asian banks totaling $71.8 million as of June 30, 2004. As is common for businesses in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of June 30, 2004, $62.1 million was available under these facilities.

Cash Flow from Operating Activities

The following table presents selected financial information and statistics for June 30, 2004 and June 30, 2003 (dollars in thousands):

	June 30, 2004	June 30, 2003
Accounts receivable, net	$150,926	$158,493
Inventories	$179,884	$125,994
Working capital	$368,716	$344,725
Days sales in accounts receivable (DSO) (1)	51 days	65 days
Inventory turnover (ITO) (2)	3.9x	9.7x
Net cash provided by operating activities	$54,500	$10,405

(1)	DSO is determined using ending accounts receivable as of the most recent quarter-end and net sales for the most recent quarter.
(2)	ITO is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

The Company’s operating activities provided cash of $54.5 million during the three months ended June 30, 2004 compared to $10.4 million in the year ago quarter. The increase in cash flow generated from operations was primarily a result of higher sales and improved working capital management. As a result of an increased focus on receivables, collections and DSO significantly improved. Further, sales in the first quarter occurred at a more linear rate, contributing to lower accounts receivable at quarter end. In prior periods, the Company’s retail sales have generally occurred in the last month of the quarter. Also contributing to improved cash from operations were refunds of value-added taxes from the Chinese government related to certain calendar year 2003 claims, partially offset by prepayments of royalties to Immersion Corporation, from which Logitech licenses TouchSense™ technology used in its gaming peripherals. Higher accounts payable and other current obligations further contributed to the increase in operating cash flows.

Offsetting this were higher inventory levels at June 30, 2004 and lower inventory turns compared to the same period last year. The higher inventory level is a result of carrying buffer stock to insure against potential shortages of certain components and reflects the Company’s expectations of business opportunities over the next few quarters. As a result, the Company has increased finished goods inventory levels to avert potential stock outs and ensure sufficient quantities are on hand to meet customer demand. Also, the Company is carrying more finished goods inventory to reduce the risk of not securing flexible freight alternatives later in the year.

Cash Flow from Investing Activities

The following table sets forth information on the Company’s cash flows from investing activities during the three months ended June 30, 2004 and 2003 (in thousands):

	Three months ended June 30,
	2004	2003
Purchases of property, plant and equipment	$(10,591)	$(6,773)
Acquisitions and investments, net of cash acquired	(29,788)	(262)

Net cash used in investing activities	$(40,379)	$(7,035)

During the three months ended June 30, 2004, the Company used cash of $10.6 million to acquire property and equipment, primarily for computer equipment, information systems upgrades, tooling and initial investments in the new factory in Suzhou. In connection with the acquisition of Intrigue Technologies in May 2004, the Company paid net cash of $29.3 million, acquiring all of Intrigue’s outstanding shares. Included in this amount are incremental expenses for acquisition-related transaction costs, of which an additional $.9 million will be paid over the following year. Also, the Company made other equity investments of $.5 million, primarily for funding in A4Vision, Inc., a privately held company from which Logitech licenses face tracking software used in its PC webcams.

During the three months ended June 30, 2004, cash used in investing activities was primarily related to acquisitions of property and equipment of $6.8 million, largely for purchases of manufacturing equipment.

Cash Flow from Financing Activities

The following tables set forth information on the Company’s cash flows from financing activities, including information on its share repurchases during three months ended June 30, 2004 and 2003 (in thousands except per share amounts):

	Three months ended June 30,
	2004	2003
Repayments of short-term debt	$(4,073)	$—
Repayments of long-term debt	(148)	(341)
Purchases of treasury shares	(34,155)	(485)
Proceeds from sale of shares upon exercise of options and rights	5,001	8,924

Net cash used provided by (used in) financing activities	$(33,375)	$8,098

	Three months ended June 30,
	2004	2003
Number of shares repurchased	747	13
Value of shares repurchased	$34,155	$485
Average price per share	$45.72	$37.31

Cash used in financing activities included treasury stock repurchases totaling $34.2 million and repayment of debt obligations of $4.2 million during the three months ended June 30, 2004. Pursuant to its buyback program announced in April 2004, authorizing the purchase of up to CHF 250 million (approximately $200 million based on exchange rates at the date of announcement), the Company purchased a total of 746,500 shares. Cash used for the repayment of debt obligations primarily related to the Company’s Swiss mortgage loan that matured in April 2004. Proceeds totaling $5.0 million were realized from the sale of shares pursuant to the Company’s stock plans during the first quarter of fiscal year 2005.

Cash provided by financing activities during the three months ended June 30, 2003 was attributed to proceeds of $8.9 million from the sale of shares pursuant to the Company’s stock plans. Also, the Company repurchased a total of 12,511 shares under a previous buyback program for $.5 million and repaid $.3 million of long-term debt obligations.

Cash Outlook

The Company’s working capital requirements and capital expenditures could increase to support future expansion of Logitech operations. Future acquisitions or expansion of the Company’s operations may be significant and may require the use of cash. The Company is currently planning for the development of a new factory in Suzhou to provide for additional production capacity to meet future demand. Currently, the Company expects its capital investment in the new factory will total approximately $20 million. The new site is targeted for completion in the summer of 2005.

In April 2004, the Company announced a new buyback program of up to CHF 250 million (approximately $200 million based on exchange rates at the date of announcement). The program expires at the Company’s 2006 Annual General Meeting. Subsequently, at its Annual General Meeting in June 2004, the Company’s shareholders approved a proposal authorizing the Company to repurchase more than 10% of its own shares, with the expectation that the repurchased shares that exceed the 10% ownership threshold will be cancelled, with shareholder approval, or used for other purposes. The approval of this resolution affords the Company greater flexibility in managing share buyback programs under Swiss law.

In May 2004, the Company acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. During the first quarter of fiscal year 2005, Logitech paid net cash of $29.3 million for the outstanding shares of Intrigue Technologies. Included in this amount are incremental expenses for acquisition-related transaction costs, of which an additional $.9 million will be paid over the remainder of fiscal year 2005. The purchase agreement also provides for possible performance-based payments to the former shareholders of Intrigue tied to the achievement of remote control revenue targets. The aggregate amount of performance payments, if any, will not be known until the end of the revenue measurement period, which may be as late as fiscal year 2008, and will be recorded as a purchase price adjustment.

The Company believes that its cash and cash equivalents, cash flow generated from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Contractual Obligations and Commitments

The Company’s contractual obligations and commitments at June 30, 2004 included: (i) borrowings outstanding on its convertible bonds, (ii) amounts drawn on its credit lines, (iii) equipment financed under capital leases, (iv) facilities leased under operating lease commitments and (v) fixed purchase commitments for capital and inventory expenditures.

The Company expects to continue making capital expenditures in the future to support product development activities and ongoing and expanded operations. Commitments for capital expenditures are primarily for computer hardware and software, warehouse facilities and tooling. Also, the Company has commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. As of June 30, 2004, fixed purchase commitments for capital and inventory expenditures amounted to $6.2 million and $137.4 million. Additionally, the Company has marketing commitments totaling $1.2 million as of June 30, 2004, primarily for co-advertising arrangements with other companies to market one another’s products.

Off-Balance Sheet Arrangements

The Company has not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose it to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company.

Guarantees

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to the Company’s guarantees similarly varies. At June 30, 2004, the amount of these outstanding guaranteed purchase obligations was approximately $2.6 million. Logitech does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Indemnifications

The Company indemnifies certain of its suppliers and customers for losses arising from matters such as intellectual property rights and safety defects, subject to certain restrictions. The scope of these indemnities varies and may include indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions as of June 30, 2004. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

Risk Factors

Our operating results are difficult to predict and fluctuations in them may cause volatility in the price of our ADSs and registered shares.

Given the nature of the markets in which we compete, our revenues and profitability are difficult to predict for many reasons, including the following:

•	Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis and we typically do not obtain firm, long-term purchase commitments from our customers. As a result, our revenues in any quarter depend primarily on orders booked and shipped in that quarter. In addition, a significant portion of our quarterly retail sales can occur in the last month of each quarter, further increasing the difficulty in predicting revenues and profitability for the quarter.

•	We must incur a large portion of our costs in advance of sales orders, because we must plan research and production, order components and enter into development, sales and marketing, and other operating commitments prior to obtaining firm commitments from our customers. This makes it difficult for us to adjust our costs in response to a revenue shortfall, which could adversely affect our operating results.

•	Our revenues and profitability depend in part on the mix of our retail and original equipment manufacturers, or OEM, sales as well as our product mix. Our prices and gross margins are generally lower for sales to OEM customers compared to sales to our retail customers. Our prices and gross margins can vary significantly by product line as well as within product lines. Also, sales of our interactive gaming products are sensitive to trends in the gaming industry, including customer preferences, the popularity of games introduced by gaming publishers and the nature of such games. Consequently, the size and timing of opportunities in this market are difficult to predict.

•	Fluctuations in currency exchange rates impact our revenues and profitability because we report our financial statements in U.S. dollars whereas a significant portion of our sales to customers are transacted in other currencies, particularly the Euro. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in our lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Fluctuations in our operating results may cause volatility in the price of our ADSs and registered shares. For example, in the first quarter of fiscal year 2004, our operating results did not meet our targets, which had a significant adverse effect on the trading price of our ADSs and registered shares.

Production levels that do not match demand for our products could result in lost sales or in a reduction in our gross margins.

Our industry is characterized by rapid technological change, frequent new product introductions, short-term customer commitments and rapid changes in demand. We determine production levels based on our forecasts of demand for our products. Actual demand for our products depends on many factors, which make it difficult to forecast. We have experienced differences between our actual and our forecasted demand in the past and expect differences to arise in the future. The following problems could occur as a result of these differences:

•	If demand for our products is below our forecasts, we could produce excess inventory or have excess manufacturing capacity. Excess inventory could negatively impact our cash flows and could result in inventory impairments. Excess manufacturing capacity could result in higher production costs per unit and lower margins.

•	If demand for our products exceeds our forecasts, we would have to rapidly ramp up production. We depend on suppliers and manufacturers to provide components and subassemblies. As a result, we may not be able to increase our production levels to meet unexpected demand and could lose sales in the short-term while we try to increase production. If customers turn to competitive sources of supply to meet their needs, our revenues could be adversely affected.

•	Rapidly increasing our production levels to meet unanticipated customer demand could result in higher costs for components and subassemblies, increased expenditures for freight to expedite delivery of materials or finished goods, and higher overtime costs and other expenses. These higher expenditures could result in lower gross margins.

If we do not timely introduce successful products our business and operating results could suffer.

The market for our products is characterized by rapidly changing technology, evolving industry standards, short product life cycles and frequent new product introductions. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive.

We are focusing in particular on market opportunities for cordless peripherals and PC webcams. We anticipate cordless peripherals becoming a standard for consumers in the future. Enabled by the growth of instant messaging and broadband connectivity, we foresee webcams becoming part of mainstream personal computing. We are committing investments in technology, products and marketing in these key market segments. We cannot determine in advance market acceptance for these products and the impact these investments will have on our sales or results of operations. There can be no assurance that these opportunities will materialize or that we will be successful in executing our strategy in these key market segments.

The success of our products depends on several factors, including our ability to:

•	anticipate technology and market trends;

•	timely develop innovative new products and enhancements;

•	distinguish our products from those of our competitors;

•	manufacture and deliver high-quality products in sufficient volumes; and

•	price our products competitively.

If we do not execute on these factors successfully, our business, financial condition and operating results could suffer.

Our failure to manage growth could harm us.

We have rapidly and significantly expanded the number and types of products we sell and we will endeavor to further expand our product portfolio. This expansion places a significant strain on our management, operations and engineering resources. Specifically, the areas that are strained most by our growth include the following:

•	New Product Launch. With the growth of our product portfolio, we experience increased complexity in coordinating product development, manufacturing, and shipping. As this complexity increases, it places a strain on our ability to accurately coordinate the commercial launch of our products with adequate supply to meet anticipated customer demand and effective marketing to stimulate demand and market acceptance. If we are unable to scale and improve our product launch coordination, we could frustrate our customers and lose retail shelf space and product sales.

•	Forecasting, Planning and Supply Chain Logistics. With the growth of our product portfolio, we also experience increased complexity in forecasting customer demand and in planning for production, and transportation and logistics management. If we are unable to scale and improve our forecasting, planning and logistics management, we could frustrate our customers, lose product sales or accumulate excess inventory.

To manage the growth of our operations, we will need to continue to improve our transaction processing; operational and financial systems; and procedures and controls to effectively manage the increased complexity. If we are unable to scale and improve them, the consequences could include: delays in shipment of product, degradation in levels of customer support, lost sales and increased inventory. These difficulties could harm or limit our ability to expand.

If we do not compete effectively, demand for our products could decline and our business and operating results could be adversely affected.

Our industry is intensely competitive. It is characterized by a trend of declining average selling prices in the OEM market, and continual performance enhancements and new features, as well as rapid adoption of technological and product advancements by competitors in our retail market. Also, aggressive industry pricing practices and downward pressure on margins have resulted in increased price competition from both our primary competitors as well as from less established brands.

Microsoft is our main competitor in retail cordless and corded mice and keyboards. Microsoft’s offerings include a complete line of mice, trackballs and keyboards including cordless mice and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. We continue to encounter aggressive pricing practices, promotions and channel marketing on a worldwide basis from Microsoft, which will continue to impact our revenues and margins. We are also experiencing competition and pricing pressure for corded and cordless mice and desktops from less-established brands, in the lower price segments which could potentially impact our market share.

Microsoft is a leading producer of operating systems and applications with which our mice and keyboards are designed to operate. As a result, Microsoft may be able to improve the functionality of its mice and keyboards to correspond with ongoing enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

With our recent acquisition of Intrigue Technologies in May 2004, we have expanded our product portfolio to include a new line of personal interface devices for home entertainment systems. The market for advanced remote controls is highly competitive with many companies offering universal remote controls at similar price points to our Harmony remote offering. These companies include among others, Philips, Universal Remote, Universal Electronics, RCA and Sony.

Our main competitors in the U.S. for personal computer video cameras are Creative Labs and Veo. In Europe, our main competitors are Creative Labs and Philips. We are also experiencing ongoing competition from less-established brands in PC video cameras that are seeking shelf space and increased market share through price competition.

Competitors for our interactive entertainment products include Guillemot, Mad Catz, Pelican Accessories and Saitek Industries. Our controllers for PlayStation®2 are competing against Sony’s sales of their own controllers. Sony has substantially greater financial, technical, sales, marketing and other resources than we do. We also compete with another OEM manufacturer for sales of the EyeToy™ product to Sony. In addition, our controllers for Microsoft Xbox™ are competing against Microsoft’s sales of their controllers.

Competitors in audio devices vary by product line. In the PC speaker business, competitors include Altec Lansing and Creative Labs. In the PC and console headset, telephony and microphone business, competitors include Altec Lansing and Plantronics. In addition, with our entry into the mobile phone headset business, we are competing against mobile phone and accessory companies such as Jabra, Motorola, Nokia, Plantronics and Sony-Ericsson, some of whom have substantially greater resources than we have and each of whom have established market positions in this business. These markets are intensely competitive and market leadership changes frequently as a result of new products, designs and pricing.

Further, we expect to continue to experience increased competitive pressures in our retail business particularly in the terms and conditions that our competitors offer to our customers, which may be more favorable than our terms. For example, some of our competitors are beginning to offer to consign products rather than sell them directly to their customers. We are offering similar terms to select customers to compete effectively. Offering products on a consignment basis could potentially delay the timing of our revenue recognition, increase inventory balances as well as require changes in our systems to track inventory.

If we do not continue to distinguish our products, particularly our retail products, through distinctive, technologically advanced features, design, and services, as well as continue to build and strengthen our brand recognition, our business could be harmed. If we do not otherwise compete effectively, demand for our products will decline, our gross margins could decrease, we could lose market share, and our revenues could decline.

Our success depends on the continued viability and financial stability of our distributors, retailers and OEM customers.

We sell our products through a network of domestic and international distributors, retailers and OEM customers, and our success depends on the continued viability and financial stability of these customers. The distribution, retail and OEM industries have historically been characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels.

The loss of one or more of our distributors, major retailers or OEM customers could significantly harm our business, financial condition and operating results. In addition, because of our sales to large high-volume customers, we maintain individually significant receivable balances with these customers. We generally do not require any collateral from our customers. However, we seek to control our credit risk through ongoing credit evaluations of our customers’ financial condition and by purchasing credit insurance on European retail accounts receivable balances. If any of our major customers were to default in the payment of their receivables owed to us, our business, financial condition, operating results and cash flows could be adversely affected.

Our principal manufacturing operations are located in China, which exposes us to risks associated with doing business in that country.

Our principal manufacturing operations are located in Suzhou, China. These operations could be severely impacted by evolving interpretation and enforcement of legal standards, by strains on Chinese energy, transportation, communications, trade and other infrastructures, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States and Europe. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. Our Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or as a consequence of deterioration in relations between China and Taiwan, could diminish the productivity and effectiveness of our Suzhou manufacturing operations. Further, we may be exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China. Recently, China has been confronted with international pressure demanding the appreciation of the RMB. Should the Chinese government allow a significant RMB appreciation, our component and other raw material costs could increase and could adversely affect our financial results.

We depend on original design manufacturers and contract manufacturers who may not have adequate capacity to fulfill our needs or may not meet our quality and delivery objectives.

Original design manufacturers and contract manufacturers produce key portions of our product lines for us. Our reliance on them involves significant risks, including reduced control over quality and logistics management, the potential lack of adequate capacity and discontinuance of the contractors’ assembly processes. Financial instability of our manufacturers or contractors could result in our having to find new suppliers, which could increase our costs and delay our product deliveries. These manufacturers and contractors may also choose to discontinue building our products for a variety of reasons. Consequently, we may experience delays in the timeliness, quality and adequacy in product deliveries, any of which could harm our business and operating results.

We purchase key components and products from single or limited sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.

Lead times for materials and components ordered by us or our contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time.

From time to time, we have experienced component shortages and fluctuations in component prices. In recent periods, we experienced increased lead times on semiconductors and base metals used in our mice, keyboard, gaming and video products. While we are trying to manage our component levels through the purchase of buffer stock, there is no guarantee that we will be able to maintain the inventory levels sufficient to meet our product demand. Currently, the shortages have not significantly impacted our product cost. In addition, we may be at risk for these components if our customers reject or cancel orders unexpectedly or with inadequate notice. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could harm our business, financial condition and operating results.

We purchase some products and some key components used in our products from single or limited sources. In particular, a significant portion of our cordless keyboards is single-sourced and the sensor in our optical mice is provided by a single supplier. If the supply of these products or key components were to be delayed or constrained, we may be unable to find a new supplier on acceptable terms, or at all, or our new and existing product shipments could be delayed, any of which could harm our business, financial condition and operating results.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture our products, manage centralized distribution centers and transport our products. From time to time, we change third-party logistics providers such as warehouse managers and freight forwarders. During the first half of fiscal year 2005, we expect to complete our transition to a new third-party distribution center in Europe (Venray, Netherlands) and will be starting up an additional third-party distribution center in Eastern Europe (Hungary). On a worldwide basis, we will continue to evaluate and consider changes in both our international and domestic freight forwarders. If we do not successfully coordinate these changes and the timely manufacture and distribution of our products, we may have insufficient supply of products to meet customer demand and could lose sales, or we may experience a build-up in inventory.

We are currently expanding our Suzhou manufacturing operations with the construction of a new factory to provide for additional manufacturing capacity to meet future demand. We expect construction of the new site to be completed and operations to commence in the summer of 2005. If construction and transition of manufacturing to the new factory were to be significantly delayed, we may not have sufficient manufacturing capacity to meet customer demand, and as a result could lose sales.

A significant portion of our quarterly orders and product deliveries occur in the last month of the fiscal quarter, generally with a high concentration in the final week of that month. This places pressure on our supply chain and could adversely impact our revenues and profitability if we are unable to successfully fulfill all our orders from our customers in the quarter.

We conduct operations in a number of countries and the effect of business, legal and political risks associated with international operations could significantly harm us.

We conduct operations in a number of countries. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing international operations;

•	compliance with laws and regulations, including environmental laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	exposure to political and financial instability, leading to currency exchange losses, collection difficulties or other losses;

•	exposure to fluctuations in the value of local currencies;

•	changes in value-added tax or VAT reimbursement;

•	imposition of currency exchange controls; and

•	delays from customs brokers or government agencies.

Any of these risks could significantly harm our business, financial condition and operating results.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in the development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure terms and licenses, to protect our intellectual property.

We hold various United States and European patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions, may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

We are also increasing our reliance on technologies that we license or acquire from others. We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, financial condition and operating results. Moreover, the use of intellectual property licensed from third parties may limit our ability to protect the proprietary rights in our products.

Pending lawsuits could adversely impact us.

We are currently involved in pending lawsuits and claims involving patent infringement claims by third parties and commercial matters that arise in the normal course of business. We believe that these lawsuits are without merit and we intend to defend them vigorously. However, our defense of these actions may not be successful. Any judgment in or settlement of these lawsuits may have a material adverse impact on our business, financial condition and results of operations.

Pending and future litigation and disputes arising over patent infringement claims, commercial matters, or other litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of our technical and management resources, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could adversely affect our business, financial condition and operating results.

Our effective tax rates may increase in the future, which could adversely affect our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carryovers, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuation in our effective income tax rate. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. There is no assurance that our effective income tax rate will not change in future periods. If our effective tax rate increases in future periods, our operating results could be adversely affected.

Changes in environmental rules and regulations could increase our costs and impact our future operating results.

Certain of our products are subject to international laws restricting the presence of certain substances in electronic products. Legislation enacted by the European Union (“EU”) mandates that certain electronic products manufactured or supplied into the EU be lead-free by July 2006. Further, production of products in certain countries requires us to provide consumers with the ability to return product at the end of its useful life, and places responsibility for environmentally safe disposal or recycling with the producer. The EU has finalized the Waste Electrical and Electronic Equipment Directive (“WEEE”), which makes producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of covered products. Producers are to be financially responsible under the WEEE Legislation beginning in August 2005. Similar legislation may be enacted in other geographies, including federal and state legislation in the United States, the cumulative impact of which could be significant. It is our policy to apply strict standards for environmental protection to sites inside and outside the United States, even if not subject to regulations imposed by local governments. Although Logitech does not anticipate any material adverse effects in the future based on the nature of its operations and the thrust of such laws, there is no assurance that such existing laws or future laws will not have a material adverse effect on us.

We may encounter difficulties with our acquisition of Intrigue Technologies, which could adversely affect our business and operating results.

We have acquired and may continue to acquire companies that have products, personnel and technologies that complement our strategic direction and roadmap. In May 2004, we acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls based in Mississauga, Canada.

Our acquisition of Intrigue involves risks and uncertainties, including:

•	potential loss of key employees and customers of Intrigue;

•	insufficient future revenues and profitability of Intrigue that could negatively impact our consolidated results;

•	exposure to potential product quality issues; and

•	exposure to unanticipated contingent liabilities of Intrigue.

Any of these and other factors could prevent us from realizing the anticipated benefits of the acquisition and could adversely affect our business and operating results. Also, the acquisition has resulted in the recording of goodwill, which could result in potential impairment charges, which could adversely affect our operating results. Acquisitions are inherently risky, and no assurance can be given that our acquisition of Intrigue will be successful and will not adversely affect business, operating results or financial condition.

LOGITECH INTERNATIONAL S.A.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company’s financial results.

Foreign Currency Exchange Rates

The Company is exposed to foreign currency exchange rate risk as it transacts business in multiple foreign currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. Logitech transacts business in over 30 currencies worldwide, of which the most significant to operations are the Euro, Taiwanese dollar, Swiss franc, Japanese yen, Chinese renminbi yuan and Canadian dollar. With the exception of its operating subsidiaries in China, which use the U.S. dollar as their functional currency, Logitech’s international operations generally use the local currency of the country as their functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity.

The table below provides information about the Company’s underlying transactions that are sensitive to foreign exchange rate changes, primarily non-functional currency-denominated assets and liabilities. The table below represents the U.S. dollar impact on earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared to the transaction currency (in thousands):

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
U.S. dollar	Swiss franc	$(3,504)	$319	$(389)
U.S. dollar	Japanese yen	793	(72)	88
U.S. dollar	Taiwanese dollar	(3,070)	279	(341)
U.S. dollar	Singapore dollar	930	(85)	103
U.S. dollar	Canadian dollar	(7,999)	727	(889)
U.S. dollar	Chinese renminbi yuan	13,102	(1,191)	1,456
Euro	British pound sterling	12,020	(1,093)	1,336
Euro	Swedish kroner	(711)	65	(79)

		$11,561	$(1,051)	$1,285

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency.

On June 8, 2001 the Company sold CHF 170 million ($95.6 million based on exchange rates at the time of issue) Swiss franc denominated 1% Convertible Bonds which mature in June 2006. Although the Company is exposed to foreign exchange risks on this long-term obligation, the Swiss franc liability serves to partially offset the effect of exchange rate fluctuations on assets held in European currencies. Unrealized gains or losses resulting from translation of the bonds to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity. As of June 30, 2004, the carrying amount of the convertible bonds was $140.0 million, which reflects appreciation of the Swiss franc against the U.S. dollar since June 8, 2001 with an impact on the carrying amount of $44.3 million and the accretion of the redemption premium over the life of the debt. If the U.S. dollar strengthened by 10% in comparison to the Swiss franc, the increase in the cumulative translation adjustment component of shareholders’ equity would be $12.3 million. If the U.S. dollar weakened by 10% in comparison to the Swiss Franc, a decrease of approximately $15.1 million would occur in the cumulative translation adjustment component of shareholders’ equity.

From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. The amount of the forward exchange contracts is based on forecasts of inventory purchases. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. As of June 30, 2004, the notional amount of forward foreign exchange contracts outstanding for forecasted inventory exposures was $9.4 million. These forward contracts generally mature within three months. Deferred realized gains totaled $.2 million at June 30, 2004 and is expected to be classified to earnings when the hedged items are settled. If the U.S. dollar had appreciated by 10% as compared to the hedged foreign currency, an unrealized gain of $1.1 million in our forward foreign exchange contract portfolio would have occurred. If the U.S. dollar had depreciated by 10% as compared to the hedged foreign currency, a $.8 million unrealized loss in our forward foreign exchange contract portfolio would have occurred.

The Company also enters into forward exchange contracts to hedge against foreign currency exposures inherent in forecasted sales denominated in non-functional currencies. These forward exchange contracts generally mature between one to two months, corresponding with the expected payment terms on the Company’s sales. The notional amount of foreign exchange contracts outstanding as of June 30, 2004 was $2.6 million. Deferred gains on the contracts recorded in accumulated other comprehensive loss were immaterial as of June 30, 2004, and therefore the impact to the Company’s results of operations due to changes in exchange rates related to such contracts would not be material.

Interest Rates

The interest rate on the Company’s long-term debt is fixed. A change in interest rates, therefore, has no impact on interest expense or cash flows with respect to its long-term obligations.

Changes in interest rates could impact the Company’s anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from the June 30, 2004 and March 31, 2004 period end rates would not have a material effect on the Company’s results of operations or cash flows.

LOGITECH INTERNATIONAL S.A.

OTHER INFORMATION

Independent Accountant Services

We currently engage PricewaterhouseCoopers SA (“PwC”) as our independent auditors. In addition to the audit services they provide with respect to our annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to us in the past and may provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company. PwC performs the following non-audit services that have been approved by our Audit Committee of the Board of Directors: tax planning and compliance advice, advising on potential acquisitions and other transactions, consultations regarding stock-based compensation, expatriate tax services and implementation of various provisions of the Sarbanes-Oxley Act.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report on Form 6-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures are effective as of June 30, 2004 to provide reasonable assurance that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Controls

During the period covered by this report, there have not occurred any changes in the Company’s internal control over financial reporting that have, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

/s/ Guerrino De Luca
Guerrino De Luca
President and Chief Executive Officer

/s/ Kristen M. Onken
Kristen M. Onken
Chief Financial Officer,
Chief Accounting Officer,
and U.S. Representative

August 6, 2004